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                                    EXHIBIT B
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                                       20

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        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS OF THE NEWS CORPORATION LIMITED
                     (Presented in accordance with US-GAAP)

This section should be read in conjunction with the unaudited consolidated condensed financial statements for The News Corporation Limited and Subsidiaries (the "Group") and related notes set forth elsewhere herein.

The Company's unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US-GAAP"). US-GAAP differs significantly in certain respects from accounting principles generally accepted in Australia ("A-GAAP") as described in Note 18 to The News Corporation Limited's 2001 Form 20-F.

Results of Operations - Six months ended December 31, 2001 versus Six months ended December 31, 2000

Consolidated revenues for the six months ended December 31, 2001 increased A$1.8 billion or approximately 15% to A$14.6 billion compared to A$12.8 billion for the six months ended December 31, 2000. The strengthening of the US dollar represents A$1.1 billion of this change while increased revenues at the Filmed Entertainment and Cable Network Programming segments principally contributed to the remainder of this increase.

Operating expenses increased approximately 18% for the six months ended December 31, 2001 due primarily to the increased amortization of capitalized film costs corresponding to higher revenues at the Filmed Entertainment segment and increased Major League Baseball ("MLB") programming costs at the Television Broadcast Network segment. During the first six months of fiscal year 2002, Depreciation and amortization increased approximately 14% due to the acquisition of Chris-Craft Industries, Inc. and its subsidiaries ("Chris-Craft") and the increased amortization of cable distribution investments at the Cable Network Programming segment.

At December 31, 2001, the Group recorded Other operating charges of A$1.8 billion in its unaudited consolidated condensed statement of operations. This charge relates to losses on Fox Entertainment Group Inc.'s ("FEG") sports contracts caused by changes in accounting estimates primarily with respect to reductions of projected advertising revenue on national sports rights agreements with the National Football League ("NFL"), MLB and National Association of Stock Car Auto Racing ("NASCAR"), as more fully described in Note 4 of the unaudited consolidated condensed financial statements.

Consolidated operating income for the six months ended December 31, 2001 decreased to a loss of A$750 million from income of A$1.2 billion in the corresponding period of the prior year. Operating Income Before Depreciation and Amortization decreased to A$57 million from A$1.9 billion for the period ended December 31, 2000.

Equity in losses of associated companies was A$1.8 billion for the six months ended December 31, 2001 compared to A$671 million for the six months ended December 31, 2000. The primary reasons for the increase in losses of associated companies are the Group's share of British Sky Broadcasting Group plc's ("BSkyB") write-down of its carrying value in KirchPayTV representing a loss of approximately A$743 million. This impairment was recorded due to the ongoing losses of KirchPayTV and the concern over the ability of KirchPayTV's to continue as a going concern. Additionally, the Group's increase in losses of associated companies relate to a higher share of losses at Gemstar-TV Guide International Inc. ("Gemstar-TVG") due to the increase in ownership to 42% during the six months ended December 31, 2001, as compared to 21.3% from prior period.

In addition, given the uncertainties surrounding the Kirch Gruppe, the Group wrote-off its entire investment in KirchMedia of approximately A$460 million. This impairment is included in Other in the accompanying unaudited consolidated condensed statements of operations.

Other income for the six months ended December 31, 2001 was A$2.2 billion compared to other income of A$385 million for the same period in the prior year. This increase primarily reflects a A$2.2 billion gain recognized from the sale of FEG's 49.5% interest in Fox Family Worldwide Inc. ("FFW") as well as gains on the Group's sales of shares of EchoStar Communications Corporation of A$471 million and Outdoor

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   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                   OPERATIONS OF THE NEWS CORPORATION LIMITED
                     (Presented in accordance with US-GAAP)



Life Network LLC ("Outdoor Life") of A$285 million. These gains were partially offset by a write-down of the Group's carrying value in Kirch Media.

The effective income tax rate of -19.4% for the six months ended December 31, 2001, differs from the statutory rate primarily due to the effect of foreign tax rate differentials and permanent items. The permanent items principally relate to differences arising from the amortization of goodwill and from other items that are not expected to be realizable for tax purposes in the foreseeable future, including the Kirch Media write-down, and losses in various foreign jurisdictions.

Minority interest expense decreased to A$327 million during the period primarily reflecting the minority interest holders' share of FEG's gains on the sales of FFW and Outdoor Life. These gains were partially offset by the minority interest holders' share of FEG's national sports rights agreements write-off.

For the six months ended December 31, 2001, the Group recognized a share of FFW's one-time, non-cash charge for a cumulative effect of accounting change, net of minority interest, in the amount of A$42 million for the change in FFW's film accounting according to Statement of Position No. ("SOP") 00-2, "Accounting by Producers or Distributors of Films". This is compared to the Group's adoption of SOP 00-2 and Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", beginning July 1, 2000, which resulted in the Group's one time non-cash charge of A$843 million (US$494 million), net of tax benefit of US$302 million and one time non-cash charge of A$115 million (US$64 million), respectively, recorded during the six months ended December 31, 2000.

For the six months ended December 31, 2001, the Group recorded an Extraordinary item, net of tax of A$34 million for the early extinguishment of approximately 90% of its US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012.

Liquidity and Capital Resources

During the six months ended December 31, 2001, cash used in operations was A$135 million compared to A$228 million for the six months ended December 31, 2000. Investments, acquisitions and capital expenditures for the six months ended December 31, 2001 were A$3.2 billion. The sources of cash for investments, acquisitions and capital expenditures were primarily cash on hand and proceeds from sales of non-current assets.

The Group had a cash balance of A$6.2 billion at December 31, 2001. In addition, the Group has a US$2 billion Revolving Credit Facility with a group of banks in Australia, Europe and the United States that permits borrowings in U.S. dollars, Australian dollars and British Sterling. As of December 31, 2001, there were no loans outstanding under the facility. The facility has a final maturity date of June 30, 2004. The Group expects that cash on hand, cash from future operations and amounts available under its existing bank facility will be sufficient to meet its foreseeable liquidity needs.

The movement in the value of foreign currencies vis a vis the Australian dollar during the six months ended December 31, 2001, has resulted in a translational increase of A$2.8 billion in the consolidated debt balances and an overall increase of A$160 million in stockholders' equity as a result of the translation of the assets and liabilities of the Group's non-Australian operations.

In October 2001, Fox Broadcasting Company ("FOX"), Haim Saban and the other stockholders of FFW, sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately A$10.3 billion (US$5.2 billion) (including the assumption of certain debt) of which approximately A$3.4 billion (US$1.7 billion) was in consideration of the Group's interest in FFW. FOX has entered into a programming arrangement with Disney, which allowed the continued broadcast for the 2001 - 2002 broadcast season of certain FFW programming on FOX affiliates through the Fox Kids Network. As a result of this transaction, the Group recognized a pre-tax gain on the sale of FFW in the amount of approximately A$2.6 million

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        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS OF THE NEWS CORPORATION LIMITED
                     (Presented in accordance with US-GAAP)

(US$1.3 billion), which is reflected in Other in the accompanying unaudited consolidated condensed statements of operations. In addition, the Group sublicensed certain post-season MLB games for the 2001 to 2006 MLB seasons to Disney for approximately A$1,316 million (US$675 million).

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, "Chris-Craft"). The consideration for the acquisition was approximately A$4 billion (US$2 billion) in cash and 68,854,209 in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares ("ADRs") valued at approximately A$6 billion (US$3 billion). Simultaneously with the closing of the merger, News Corporation transferred A$6,793 million (US$3,432 million) of net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG's Class A Common Stock (the "Exchange"). The Exchange increased News Corporation's ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission ("FCC") for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG's existing television station business.

FEG has consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to its exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description of Clear Channel swap below).

On October 1, 2001, FEG exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the "Clear Channel swap"). In addition, on November 1, 2001, FEG exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the "Viacom swap", and together with the Clear Channel swap, the "Station Swaps"). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by FEG as a result of the Station Swaps.

In December 2001, the Group completed its offer to purchase for cash all of its outstanding US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012 (the "Debentures"). Approximately 90% of these Debentures were tendered and accepted for payment. The Group recognized a loss on this early extinguishment of debt of approximately A$34 million.

In December 2001, the Group acquired Liberty's approximate 4% interest in Gemstar-TVG in exchange for approximately 28.8 million ADRs of the Group representing approximately 115.2 million preferred limited voting ordinary shares valued at approximately A$1,480 million (US$751 million). As a result of this transaction, the Group's ownership interest in Gemstar-TVG increased to approximately 42%. At December 31, 2001 the Company's investment in Gemstar-TVG was assessed for impairment in view of the decline in Gemstar-TVG's market price. The Directors of the Company have assessed the recoverable amount of this long-term strategic investment, and have determined, based upon various factors, that an impairment charge is not appropriate. In March 2002, Gemstar-TVG announced that it expected to take an approximate US$5 billion write-down upon the adoption of SFAS No. 142 on January 1, 2002. The Group will include its portion of Gemstar-TVG's write-down, as a cumulative effect of an accounting change, in its results for the year ended June 30, 2002.

As of December 31, 2001, the Group was in compliance with all covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

In February 2002, the Group issued approximately 121.2 million Preferred Shares, valued at A$1,314 million (US$680 million), to a subsidiary of WorldCom, Inc. and paid US$250 million in cash to WorldCom, Inc. This share issuance and cash payment satisfied an existing obligation of the Group to issue redeemable preferred stock to WorldCom, Inc. (formerly MCI Communications Corporation) in

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         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS OF THE NEWS CORPORATION LIMITED
                     (Presented in accordance with US-GAAP)



connection with the unwinding of the former American Sky Broadcasting direct broadcast satellite joint venture.

In February 2002, the Group entered into an agreement to sell its interest in Stream, S.p.A ("Stream") to Vivendi Universal S.A. ("Vivendi"), subject to regulatory approval. Upon regulatory approval of the sale, the Group has agreed to purchase Telecom Italia's interest in Stream such that the Group will own 100% of Stream prior to the sale to Vivendi.

In February 2002, the Group redeemed all of its outstanding US$170 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2006. The Group will recognize an Extraordinary loss on the early extinguishment of debt in the amount of US$4.5 million in the third quarter of fiscal year 2002.

In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group will recognize an Extraordinary loss on the early extinguishment of debt in the amount of US$24.3 million in the third quarter of fiscal year 2002.

On March 11, 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS responded in a statement that it believes the claims to be baseless. NDS intends to defend vigorously against the suit and pursue the filing of counterclaims against Canal+. NDS is a majority owned subsidiary of the Group.

In March 2002, Fox Television Stations entered into an Asset Exchange Agreement with Meredith Corporation ("Meredith"). Fox Television Stations will exchange KPTV-TV in Portland for Meredith's WOFL-TV in Orlando and WOGX-TV in Ocala (the "Meredith Swap"). KPTV-TV is an Acquired Station from the Chris-Craft acquisition. The Meredith Swap is subject to regulatory approval and customary closing conditions.

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